EXHIBIT 99.2


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                       TELEMIG CELULAR PARTICIPACOES S. A.
                              Open Capital Company

              CNPJ (Corporate Taxpayer Registry) 02.558.118/0001-65

                  CAPITAL BUDGET PROPOSAL - FISCAL YEAR OF 2003

The Administration of Telemig Celular Participacoes S. A.) pursuant to Article 196 of Law 6.404/76, submits to the approval of the General Shareholder's Meeting a Capital Budget worth a maximum of R$ R$86,654,000 (eighty six million, six hundred and fifty four thousand reais), for the corporate financial year of 2003, to be allocated for investments in the telecommunications system, information technology and information systems, among others, as listed in the table below:

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                                                                    R$ THOUSANDS
--------------------------------------------------------------------------------
Engineering                                                            42,858
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Information Technology and Information Systems                         34,011
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Marketing                                                               1,628
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Customer Service                                                        2,513
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Others                                                                  5,644
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TOTAL                                                                  86,654
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Sources and Uses of Funds Chart

                    SOURCES AND USES                                R$ THOUSANDS
--------------------------------------------------------------------------------

Free Cash Flow - generation forecast for 2003                         386,807
                                                                   -------------
Sources                                                               386,807
                                                                   -------------

Investments                                                            86,654
Loans/ Financing Repayment and Interest                               286,865
                                                                   -------------
Uses                                                                  373,519
                                                                   -------------
                                                                   -------------
Increase in Financial Assets                                           13,288
                                                                   -------------


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As demonstrated above, the cash generation (free cash flow) forecast for the corporate financial year of 2003, is sufficient to cover the investments herein submitted to approval, as well as to cover debt service and principal payments. In despite of the Company's remaining cash balance, the Administration Board proposes it is maintained until some alternatives are defined in terms of technological migration and opportunities for strategic investment by share acquisitions in companies in the area.



Brasilia, DF,  February 10th 2003.



ARTHUR JOAQUIM DE CARVALHO
Administration Board Chairman